Exhibit 99.1

PicoCELA Inc. Issues Restricted Common Shares to MCC and You Planning

Tokyo, Japan, August 30, 2025 – On July 28, 2025, PicoCELA Inc. (“PicoCELA” or the “Company,” Nasdaq: PCLA), a Tokyo-based provider of enterprise wireless mesh solutions, entered into certain share subscription agreements (the “Share Subscription Agreements”) with MCC Venture Capital Limited Liability Company (“MCC”) and You Planning Limited Liability Company (“You Planning”), respectively. MCC and You Planning are Osaka-based venture capital firms. Pursuant to the Share Subscription Agreements, the Company agreed to issue each investor 649,351 common shares, totaling 1,298,702 common shares (the “Shares”), at a purchase price of JPY77 (or $0.52*) per share, for a respective total purchase price of JPY50,000,027 (or $336,882*) per each investor, on August 18, 2025. The aggregate amount of equity capital raised by these two issuances of Shares is JPY100,000,054 (or $673,764*). The issuances of Shares were closed on August 18, 2025.

Under the Share Subscription Agreements, the Shares are subject to six-month restriction starting August 18, 2025, during which they may not be transferred, converted into the Company’s American Depository Shares (“ADSs”) representing its common shares, or resold in the U.S. stock market where the Company’s common shares and ADSs are registered.

As of August 18, 2025, the number of common shares held by MCC and You Planning account for 5.6% and 3.7%, respectively, of the Company’s outstanding 34,614,207 common shares.

* In this press release, the Japanese yen amounts are converted into U.S. dollars using the rate of JPY148.42 per one U.S. dollar.

About PicoCELA Inc.

PicoCELA is a Tokyo-based provider of enterprise wireless mesh solutions, specializing in the manufacturing, installation, and services of mesh Wi-Fi access point devices. PicoCELA Backhaul Engine, the Company’s proprietary patented wireless mesh communication technology software, eliminates the need for extensive local area network cabling and enables flexible and easy installation of Wi-Fi network devices. PicoCELA also offers a cloud portal service, PicoManager, which allows users to monitor connectivity and communication traffic, as well as install edge-computing software on the Company’s PCWL mesh Wi-Fi access points.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Company’s filings with the U.S. Securities Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

PicoCELA Investor Contact

global@picocela.com